Exhibit 99.3

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(in thousands of Canadian dollars)

	Notes	September 30, 2013	March 31, 2013
ASSETS		(unaudited)	(audited)
Non-current assets
Property, plant and equipment		$274,088	$258,003
Intangible assets		420,554	447,333
Contract initiation costs		67,314	58,446
Other non-current financial assets	7	11,517	31,305
Non-current receivables		10,696	11,046
Investments	6	9,036	9,000
Deferred tax asset		18,309	24,858
		811,514	839,991
Current assets
Inventory		8,541	6,073
Gas delivered in excess of consumption		18,896	5,224
Gas in storage		34,811	11,051
Current trade and other receivables		408,535	315,551
Accrued gas receivables		1,268	33,989
Unbilled revenues		89,860	129,166
Prepaid expenses and deposits		26,001	15,874
Other current assets	7	15,410	33,005
Corporate tax recoverable		9,581	9,761
Restricted cash		13,477	13,320
Cash and cash equivalents		22,194	38,498
		648,574	611,512
Assets classified as held for sale	5	73,401	77,439
		721,975	688,951
TOTAL ASSETS		$1,533,489	$1,528,942

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,515,022)	$(1,300,280)
Accumulated other comprehensive income	8	48,682	47,155
Shareholders’ capital	9	1,029,949	1,018,082
Equity component of convertible debentures		25,795	25,795
Contributed surplus		67,588	70,893
Shareholders’ deficit		(343,008)	(138,355)

Non-controlling interest		9,032	(702)
TOTAL DEFICIT		(333,976)	(139,057)

Non-current liabilities
Long-term debt	10	719,305	795,224
Provisions		3,967	3,773
Deferred lease inducements		929	1,044
Other non-current financial liabilities	7	108,008	85,380
Deferred tax liability		31,904	31,327
		864,113	916,748
Current liabilities
Trade and other payables		374,532	301,820
Accrued gas payable		516	28,476
Deferred revenue		43,838	13,017
Income taxes payable		5,048	5,143
Current portion of long-term debt	10	285,737	162,474
Provisions		2,944	3,063
Other current financial liabilities	7	217,866	159,819
		930,481	673,812
Liabilities relating to assets classified as held for sale	5	72,871	77,439
		1,003,352	751,251
TOTAL LIABILITIES		1,867,465	1,667,999
TOTAL DEFICIT AND LIABILITIES		$1,533,489	$1,528,942

Commitments and Guarantees (Note 16)
See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

			Three months	Three months	Six months	Six months
			ended	ended	ended	ended
			September 30,	September 30,	September 30,	September 30,
	Notes		2013	2012	2013	2012
CONTINUING OPERATIONS
SALES	13		$853,013	$713,190	$1,599,136	$1,370,527
COST OF SALES	12	(b)	724,513	598,904	1,351,222	1,142,584
GROSS MARGIN			128,500	114,286	247,914	227,943
EXPENSES
Administrative expenses			35,217	33,390	71,237	67,228
Selling and marketing expenses			47,962	50,268	100,382	108,834
Other operating expenses	12	(a)	27,276	33,770	52,562	68,506
			110,455	117,428	224,181	244,568
Operating profit (loss) before the following			18,045	(3,142)	23,733	(16,625)
Finance costs	10		(22,326)	(18,436)	(44,846)	(34,746)
Change in fair value of derivative instruments	7		(103,784)	52,462	(120,943)	446,353
Proportionate share of loss from joint venture	6		(2,678)	(2,701)	(4,790)	(3,860)
Other income			19	2,676	510	4,978
Income (loss) before income taxes			(110,724)	30,859	(146,336)	396,100
Provision for income taxes	11		3,671	6,895	7,829	39,592
PROFIT (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS			$(114,395)	$23,964	$(154,165)	$356,508

DISCONTINUED OPERATIONS
Income (loss) for the period from discontinued operations	5		2,875	(877)	696	(4,782)

PROFIT (LOSS) FOR THE PERIOD			$(111,520)	$23,087	$(153,469)	$351,726

Attributable to:
Shareholders of Just Energy			$(111,312)	$23,596	$(153,136)	$352,068
Non-controlling interest			(208)	(509)	(333)	(342)
PROFIT (LOSS) FOR THE PERIOD			$(111,520)	$23,087	$(153,469)	$351,726

Earnings (loss) per share from continuing operations	14
Basic			$(0.80)	$0.17	$(1.08)	$2.56
Diluted			$(0.80)	$0.17	$(1.08)	$2.18
Earnings (loss) per share available to shareholders
Basic			$(0.78)	$0.17	$(1.07)	$2.53
Diluted			$(0.78)	$0.16	$(1.07)	$2.15

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2013	2012	2013	2012
Profit (loss) for the period		$(111,520)	$23,087	$(153,469)	$351,726

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:	8

Unrealized gain (loss) on translation of foreign operations		(7,294)	(10,562)	5,925	(7,485)

Amortization of deferred unrealized gain of discontinued
hedges net of income taxes of $49 (2012 - $1,573) and
$450 (2012 - $3,862) for the three and six months ended September 30, 2013 respectively		(1,297)	(7,177)	(4,398)	(16,469)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods, net of tax		(8,591)	(17,739)	1,527	(23,954)

Total comprehensive income (loss) for the period, net of tax		$(120,111)	$5,348	$(151,942)	$327,772

Total comprehensive income (loss) attributable to:

Shareholders of Just Energy		$(119,903)	$5,857	$(151,609)	$328,114

Non-controlling interest		(208)	(509)	(333)	(342)

Total comprehensive income (loss) for the period, net of tax		$(120,111)	$5,348	$(151,942)	$327,772

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMBER 30
(unaudited in thousands of Canadian dollars)

	Notes	2013	2012
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (deficit)
Accumulated earnings (deficit), beginning of period		$87,496	$(442,812)
Profit (loss) for the period, attributable to the shareholders		(153,136)	352,068
Accumulated earnings (deficit), end of period		(65,640)	(90,744)

DIVIDENDS
Dividends, beginning of period		(1,387,776)	(1,209,376)
Dividends	15	(61,606)	(88,799)
Dividends, end of period		(1,449,382)	(1,298,175)
DEFICIT		$(1,515,022)	$(1,388,919)

ACCUMULATED OTHER COMPREHENSIVE INCOME	8
Accumulated other comprehensive income, beginning of period		$47,155	$70,293
Other comprehensive income (loss)		1,527	(23,954)
Accumulated other comprehensive income, end of period		$48,682	$46,339

SHAREHOLDERS’ CAPITAL	9
Shareholders’ capital, beginning of period		$1,018,082	$993,181
Share-based compensation awards exercised		6,668	859
Dividend reinvestment plan		5,199	3,269
Shareholders’ capital, end of period		$1,029,949	$997,309

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$25,795
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$70,893	$62,147
Add: Share-based compensation awards	12(a)	3,301	6,388
Non-cash deferred share grant distributions		62	84
Less: Share-based awards exercised		(6,668)	(859)
Balance, end of period		$67,588	$67,760

NON-CONTROLLING INTEREST
Balance, beginning of period		$(702)	$(637)
Investment by minority shareholder	10(h)	9,949	-
Foreign exchange impact on non-controlling interest		118	(502)
Profit (loss) attributable to non-controlling interest		(333)	(342)
Balance, end of period		$9,032	$(1,481)
TOTAL DEFICIT		$(333,976)	$(253,197)

See accompanying notes to the interim condensed consolidated financial statements

4.

    JUST ENERGY GROUP INC.
           INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (unaudited in thousands of Canadian dollars)

	Three months		Three months	Six months	Six months
	ended		ended	ended	ended
Net outflow of cash related to the following activities	Notes	September 30, 2013	September 30, 2013	September 30, 2013	September 30, 2013
OPERATING
Income (loss) before income taxes		$(110,724)	$30,859	$(146,336)	$396,100
Items not affecting cash
Amortization of intangible assets
and related supply contracts		12,814	21,686	25,352	43,459
Amortization of contract initiation costs		4,736	3,007	10,348	6,345
Amortization of property, plant and equipment		1,115	1,214	2,194	2,305
Amortization included in cost of sales		3,411	2,219	7,288	4,279
Share-based compensation	12(a)	1,464	3,156	3,301	6,388
Financing charges, non-cash portion		3,280	2,579	6,756	5,081
Other		(60)	(52)	(120)	(34)
Change in fair value of derivative instruments		103,784	(52,462)	120,943	(446,353)
Cash flows used in operating activities of discontinued operations		3,194	881	2,603	(1,271)
		133,738	(17,772)	178,665	(379,801)
Adjustment required to reflect net cash receipts from gas sales		12,319	1,312	18,162	483
Changes in non-cash working capital		(19,646)	(34,925)	(13,118)	(13,694)
		15,687	(20,526)	37,373	3,088
Income tax paid		131	(214)	(181)	(1,818)
Cash inflow (outflow) from operating activities		15,818	(20,740)	37,192	1,270

INVESTING
Purchase of property, plant and equipment		(10,456)	(30,157)	(24,098)	(54,484)
Purchase of intangible assets		(681)	(1,008)	(2,815)	(2,550)
Receipts from (advances of) long-term receivables		(248)	(1,017)	350	(1,835)
Investments		-	(8,942)	-	(8,942)
Settlement of contingent consideration		-	(1,551)	-	(1,551)
Cash flows used in investing activities of discontinued operations		(86)	(220)	(86)	(221)
Contract initiation costs		(10,960)	(7,654)	(19,067)	(15,818)
Cash outflow from investing activities		(22,431)	(50,549)	(45,716)	(85,401)

FINANCING
Dividends paid		(29,576)	(41,098)	(56,345)	(85,446)
Issuance of long-term debt		166,014	213,803	292,462	280,305
Repayment of long-term debt		(142,903)	(114,666)	(250,392)	(123,350)
Restricted cash		-	1,251	-	1,251
Debt issuance costs		(517)	(953)	(2,153)	(953)
Investment made by minority shareholder		3,832	-	9,949	-
Cash flows provided by financing activities of discontinued operations		(3,110)	(3,398)	(2,351)	235
Cash inflow (outflow) from financing activities		(6,260)	54,939	(8,830)	72,042
Effect of foreign currency translation on cash balances		1,086	(714)	1,050	(799)
Net cash outflow		(11,787)	(17,064)	(16,304)	(12,888)
Cash and cash equivalents reclassified to assets held for sale		-	-	-	(396)
Cash and cash equivalents, beginning of period		33,981	57,000	38,498	53,220
Cash and cash equivalents, end of period		$22,194	$39,936	$22,194	$39,936

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.       ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on November 7, 2013.

2.	OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products that allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity products, can be offered in all states and provinces and are not dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name Momentis. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries, provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol.  As at March 31, 2013, TGF has been classified as held for sale; see Note 5.

3.	SIGNIFICANT ACCOUNTING POLICIES

           (a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2013 and 2012, except for the adoption of new standards and interpretations effective April 1, 2013 as disclosed in Note 3(d).

The unaudited interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The unaudited interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2014, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September.  Electricity consumption is typically highest in January through March and July through September.  Electricity consumption is lowest in October through December and April through June.  For the 12 months ended September 30, 2013, the consumer and commercial segments, where the seasonal impact is recognized, reported gross margin of $491,510 (2012-$506,483) and profit of $98,735 (2012-$238,373).

(c)	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2013. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(d)	New standards, interpretations and amendments adopted by the Company during the quarter

The following new accounting standards applied or adopted had no material impact on the interim condensed consolidated financial statements. Please see Note 4 (II) – Accounting Standards Issued but Not Yet Applied in the audited consolidated financial statements for the years ended March 31, 2013 and 2012 for further details.

●	IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1
●	IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7
●	IFRS 10, Consolidated Financial Statements
●	IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures
●	IFRS 12, Disclosure of Interests in Other Entities
●	IFRS 13, Fair Value Measurement
●	IAS 28, Investments in Associates and Joint Ventures
●	IAS 32, Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32
●	IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

4.            SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited interim condensed consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the unaudited interim condensed consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation
The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these unaudited interim condensed consolidated financial statements as at September 30, 2013. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

On December 17, 2012, and then amended on September 11, 2013, NHS was served with a $60 million claim from a competitor for unfair trade practices and misleading marketing.  Just Energy has issued a counterclaim for $60 million and will vigorously defend itself against this claim.    Just Energy believes the claim is without merit and has not included an accrual in its provisions for this claim.

On August 12, 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against Just Energy and Fulcrum Retail Holdings LLC (“FRH”), for up to $20 million in connection with FRH, failing to achieve an earn-out target under the Purchase and Sales Agreement dated August 24, 2011 for the purchase of FRH from FPS.  FPS’ alleges that Just Energy conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target.  Just Energy will vigorously defend itself against this claim.  Just Energy believes the claim is without merit and has not included an accrual in its provisions for this claim.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the interim condensed consolidated statements of income (loss). In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the interim condensed consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 7 for further details about the assumptions as well as sensitivity analysis.

5.         DISCONTINUED OPERATIONS

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. In addition, it has been viewed as a non-core business since it was acquired with the Universal Energy acquisition in 2009.  The disposal of TGF is due to be completed within the current fiscal year. As at September 30, 2013, TGF is classified as held for sale and as a discontinued operation.

The results of TGF for the three and six months ended September 30 are presented below:

	For the three months ended September 30		For the six months ended September 30

	2013	2012	2013	2012

Sales	$28,182	$29,300	$58,956	$52,837
Cost of sales	22,068	26,351	51,256	49,286
Gross margin	6,114	2,949	7,700	3,551

Expenses
Administrative and operating expenses	1,622	2,294	3,888	5,231
Operating income (loss)	4,492	655	3,812	(1,680)
Finance costs	(1,617)	(1,532)	(3,116)	(3,102)
PROFIT (LOSS) FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$2,875	$(877)	$696	$(4,782)

Earnings (loss) per share
Basic earnings (loss) per share from discontinued operations	$0.02	$(0.01)	$0.00	$(0.03)
Diluted earnings (loss) per share from discontinued operations	$0.02	$(0.01)	$0.00	$(0.03)

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The major classes of assets and liabilities of TGF classified as held for sale are as follows:

	Notes	As at
		September 30, 2013	March 31, 2013
Assets			(audited)
Non-current assets
Property, plant and equipment		$63,332	$63,289
Intangible assets		40	39

Current assets
Inventory		4,394	7,666
Current trade and other receivables		3,921	5,215
Prepaid expenses and deposits		1,602	1,068
Cash and cash equivalents		112	162
ASSETS CLASSIFIED AS HELD FOR SALE		$73,401	$77,439

Current liabilities
Bank indebtedness		$588	$5,191
Trade and other payables		3,806	6,013
Deferred revenue		9	19
Debt	10	68,468	66,216
		$72,871	$77,439

Following the classification as discontinued operations, an impairment loss of $64,729 was recognized in the prior fiscal year, to reduce the carrying amount of the assets in the disposal group to the fair value less costs to sell. This loss was recognized in discontinued operations in the statement of income (loss).

TGF has commitments for each of the next five years as follows:

COMMITMENTS
	Less than 1 year	1 to 3 years	4 to 5 years	Total
As at September 30, 2013
Premises and equipment leasing	$415	$45	$851	$1,311
Grain production contracts	15,601	664	-	16,265
	$16,016	$709	$851	$17,576

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	INVESTMENTS

(i)
Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), jointly controlled entities that are involved in the marketing of Just Energy products.  The marketing efforts of Just Ventures are primarily Internet and telemarketing-based, which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors and all advances are recorded as additional capital contributions.

	2013	2012
Share of the associate's revenue and loss
Revenue eliminated on consolidation	$6,215	$1,332
Loss	$(4,790)	$(3,860)
Carrying amount of the investment	$-	$-

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its interest in Just Ventures (the “Put”). The amount is determined based on the fair value of the previous month’s billed customers.  As at September 30, 2013, the Put was estimated to have a nominal value.

(ii)
In August 2012, the Company issued a US$2,500 promissory note to its joint venture partner.  The promissory note receivable matures on August 24, 2037, and bears interest at the annual federal rate established by the Internal Revenue Service.

(iii)
In August 2012, Just Energy through a subsidiary acquired a 15% interest in ecobee Inc., a private company that designs, manufactures and distributes smart thermostats for an amount of $6,460.  The Company intends to market these smart thermostats in all its core markets linking them to commodity and home service sales.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.	FINANCIAL INSTRUMENTS

(a)	Fair value

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark-to-market changes on Just Energy’s derivative instruments are recorded on a single line on the interim condensed consolidated statements of income (loss). Due to the commodity volatility and size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The following table illustrates gains/(losses) related to Just Energy’s derivative financial instruments classified as fair value through profit and loss and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

Change in fair value of derivative instruments
	For the three months	For the three months	For the six months	For the six months
	ended	ended	ended	ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Fixed-for-floating electricity swaps (i)	$10,335	$54,982	$(5,428)	$139,654
Renewable energy certificates (ii)	(2,221)	506	3,430	1,648
Verified emission-reduction credits (iii)	883	(36)	868	1,335
Options (iv)	104	44	451	699
Physical gas forward contracts (v)	14,728	53,060	26,994	124,377
Physical electricity forward contracts (viii)	(103,319)	(58,677)	(118,801)	101,751
Transportation forward contracts (vi)	(2,581)	2,183	(926)	7,176
Fixed financial swaps (vii)	3,412	34,540	(12,484)	78,791
Unforced capacity forward contracts (ix)	441	(607)	803	(910)
Unforced capacity physical contracts (x)	(5,290)	(1,250)	925	1,544
Heat rate swaps (xi)	(18,118)	(32,589)	(12,907)	(9,228)
Weather derivative	-	(2,689)	-	-
Foreign exchange forward contracts (xii)	1,018	820	145	504
Amortization of deferred unrealized gains on
discontinued hedges	1,346	8,750	4,848	20,331
Share swap	(870)	(678)	(1,459)	(7,694)
Amortization of derivative financial instruments
related to acquisitions	(3,652)	(13,431)	(7,302)	(26,937)
Prepayment option on long-term debt	-	-	(100)	-
Change in fair value of contingent consideration	-	7,534	-	13,312
Change in fair value of derivative
instruments	$(103,784)	$52,462	$(120,943)	$446,353

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2013:

	Other assets	Other assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Fixed-for floating electricity swaps (i)	$1,462	$1,054	$48,106	$37,643
Renewable energy certificates (ii)	2,172	5,564	2,204	2,347
Verified emission-reduction credits (iii)	230	802	592	606
Options (iv)	34	-	307	42
Physical gas forward contracts (v)	269	-	45,926	16,301
Physical electricity forward contracts (viii)	47	-	65,676	27,637
Transportation forward contracts (vi)	583	-	1,001	715
Fixed financial swaps (vii)	3	-	33,412	22,106
Unforced capacity forward contracts (ix)	-	-	1,190	-
Unforced capacity physical contracts (x)	6,094	2,055	672	611
Heat rate swaps (xi)	4,516	1,742	651	-
Foreign exchange forward contracts (xii)	-	-	341	-
Share swap	-	-	17,374	-
Cash-out option on stock based compensation	-	-	414	-
Prepayment option on long-term debt	-	300	-	-
As at September 30, 2013	$15,410	$11,517	$217,866	$108,008

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2013:

	Other assets	Other assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Fixed-for floating electricity swaps (i)	$2,632	$1,421	$42,959	$38,524
Renewable energy certificates (ii)	1,413	686	1,326	1,033
Verified emission-reduction credits (iii)	60	73	568	579
Options (iv)	214	-	909	67
Physical electricity forward contracts (viii)	10,970	16,515	2,804	51
Physical gas forward contracts (v)	2	-	63,284	25,586
Transportation forward contracts (vi)	970	437	1,557	51
Fixed financial swaps (vii)	4,052	23	27,350	19,200
Unforced capacity forward contracts (ix)	456	-	2,134	289
Unforced capacity physical contracts (x)	2,008	3,865	113	-
Heat rate swaps (xi)	10,228	7,885	-	-
Foreign exchange forward contracts (xii)	-	-	486	-
Share swap	-	-	15,915	-
Prepayment option on long-term debt	-	400	-	-
Cash-out option on stock based compensation	-	-	414	-
As at March 31, 2013	$33,005	$31,305	$159,819	$85,380

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as fair value through profit and loss as at September 30, 2013, to which Just Energy has committed:

			Total			Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price	favourable	Notional
			volume			(unfavourable)	value

(i)	Fixed-for-floating	0-76.90	20,386,946	October 1, 2013	$0.03-$129.05	$(83,233)	$940,812
	electricity swaps	MWh	MWh	December 31, 2019
(ii)	Renewable energy	10-160,000	7,769,668	December 31, 2013	$0.30-$280.00	$3,185	$39,319
	certificates	MWh	MWh	December 31, 2018
(iii)	Verified emission-	2,000-73,082	936,000	December 31, 2013	$1.50-$11.50	$(166)	$5,766
	reduction credits	tonnes	tonnes	December 31, 2016
(iv)	Options	985-40,000	352,531	October 31, 2013	$3.70-$10.99	$(315)	$(72)
		GJ/month	GJ	December 31, 2014
(v)	Physical gas forward	0.35-5,076.00	40,353,212	October 1, 2013	$2.50-$11.88	$(61,958)	$210,061
	contracts	GJ/day	GJ	December 31, 2018
(vi)	Transportation forward	1-155,000	30,491,684	October 1, 2013	$0.00-$3.70	$(1,133)	$75,154
	contracts	GJ/day	GJ	December 31, 2016
(vii)	Fixed financial swaps	930-600,000	82,245,581	October 31, 2013	$2.62-$7.65	$(55,515)	$353,781
		GJ/month	GJ	December 31, 2018
(viii)	Physical electricity	0.20-200.00	20,618,558	October 1, 2013	$25.50-$74.67	$(93,266)	$973,214
	forwards contracts	MWh	MWh	December 31, 2018
(ix)	Unforced capacity	4,200-4,650	36,450	May 31, 2014	$60.57-$60.57	$(1,190)	$2,284
	forward contracts	MWCap	MWCap	May 31, 2014
(x)	Unforced capacity	1-210	8,175	October 31, 2013	$6-$15,700	$6,866	$65,662
	physical contracts	MWCap	MWCap	May 31, 2016
(xi)	Heat rate swaps	1-20	1,192,616	October 31, 2013	$25.20-$51.48	$5,607	$43,194
		MWh	MWh	October 31, 2016
(xii)	Foreign exchange	$ US1,000,000-$4,000,000	n/a	October 1, 2013	$1.00-$1.06	$(341)	$26,500
	forward contracts			July 7, 2014

The estimated amortization of deferred gains and losses on the discontinued hedges reported in accumulated other comprehensive income that is expected to be amortized to the interim condensed consolidated statements of income (loss) within the next 12 months is a gain of approximately $8,031.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the interim condensed consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments.

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, trade and other payables under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of TGF has been adjusted to the fair value less costs to sell based on expected managements expected selling price.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at September 30, 2013:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$26,927	$26,927
Discontinued operations (Note 5)	-	-	73,401	73,401
Financial liabilities
Derivative financial liabilities	-	(31,316)	(294,558)	(325,874)
Discontinued operations (Note 5)	-	-	(72,871)	(72,871)
Total net derivative liabilities	$-	$(31,316)	$(267,101)	$(298,417)

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2013:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$64,310	$64,310
Discontinued operations (Note 5)	-	-	77,439	77,439
Financial liabilities
Derivative financial liabilities	-	(32,243)	(212,956)	(245,199)
Discontinued operations (Note 5)	-	-	(77,439)	(77,439)
Total net derivative liabilities	$-	$(32,243)	$(148,646)	$(180,889)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 n the FV hierarchy for the six months ended September 30, 2013 and the year ended March 31, 2013:

	September 30, 2013	March 31, 2013
Balance, beginning of period	$(148,646)	$(819,354)
Total gains (losses)	(85,336)	79,853
Purchases	(55,004)	49,885
Sales	1,647	(525)
Settlements	20,238	541,495
Transfer out of Level 3	-	-
Balance, end of period	$(267,101)	$(148,646)

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)  Classification of financial assets and liabilities

Long-term debt recorded at amortized cost has a fair value of $949,594.

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Interest expense on financial liabilities not classified as fair value through profit and loss	$22,326	$18,436	$44,846	$34,746

As at September 30, 2013 and March 31, 2013, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $90 million, $330 million and $100 million convertible debentures, which are fair valued based on market value, and,
(ii)	the carrying value of the senior unsecured note which approximates fair value due to the limited time that has passed since its issuance.

(c)  Management of risks arising from financial instruments

            The risks associated with Just Energy’s financial instruments are as follows:

         (i)       Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months and between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the six months ended September 30, 2013, assuming that all the other variables had remained constant, loss for the period would have been $3,000 higher/lower and other comprehensive income would have been $3,300 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $603 in income before income taxes for the period ended September 30, 2013.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the six months ended September 30, 2013 would have increased (decreased) by $206,059 ($204,086) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the six months ended September 30, 2013 would have increased (decreased) by $195,899 ($194,148) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)      Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, Massachusetts, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2013	March 31, 2013

Current	$98,548	$86,604
1 – 30 days	29,542	33,944
31 – 60 days	9,406	7,893
61 – 90 days	6,990	4,340
Over 91 days	35,936	31,853

	$180,422	$164,634

Changes in the allowance for doubtful accounts were as follows:

	September 30, 2013	March 31, 2013

Balance, beginning of period	$40,190	$34,926
Provision for doubtful accounts	21,715	30,850
Bad debts written off	(8,906)	(23,120)
Other	(180)	(2,466)
Balance, end of period	$52,819	$40,190

In the remaining markets, the local distribution companies (“LDCs”), provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

        As at September 30, 2013, the estimated counterparty credit risk exposure amounted to $207,349 representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at September 30, 2013:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$374,532	$374,532	$374,532	$-	$-	$-
Long-term debt*	1,005,042	1,057,131	287,326	96,591	610,087	63,127
Derivative instruments	325,874	2,717,240	1,335,087	1,141,545	229,805	10,803
	$1,705,448	$4,148,903	$1,996,945	$1,238,136	$839,892	$73,930

As at March 31, 2013:

		Contractual cash
	Carrying amount	flow	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$301,820	$301,820	$301,820	$-	$-	$-
Long-term debt*	957,698	1,014,227	162,474	189,801	403,946	258,006
Derivative instruments	245,199	2,549,866	1,372,855	993,719	182,020	1,272
	$1,504,717	$3,865,913	$1,837,149	$1,183,520	$585,966	$259,278

* Included in long-term debt are the $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at September 30, 2013, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$61,382	$100,049	$63,377	$6,168

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iv)   Supplier risk
Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,890 to accommodate for its counterparties’ risk of default.

8.      ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2013

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$34,726	$12,429	$47,155
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	5,925	-	5,925
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $450	-	(4,398)	(4,398)
Balance, end of period	$40,651	$8,031	$48,682

For the six months ended September 30, 2012

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$31,419	$38,874	$70,293
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(7,485)	-	(7,485)
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $3,862	-	(16,469)	(16,469)
Balance, end of period	$23,934	$22,405	$46,339

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	SHAREHOLDERS’ CAPITAL

 Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders’ capital as at September 30, 2013, with comparatives as at March 31, 2013, are as follows:

	Six months ended		Year ended
Issued and outstanding	September 30, 2013		March 31, 2013
	Shares	Amount	Shares	Amount

Balance, beginning of period	142,029,340	$1,018,082	139,348,926	$993,181
Share-based awards exercised	508,507	6,668	235,301	3,320
Dividend reinvestment plan (i)	777,850	5,199	2,444,284	21,574
Shares issued for cash	-	-	829	7
Balance, end of period	143,315,697	$1,029,949	142,029,340	$1,018,082

(i)      Dividend reinvestment plan
Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market. The DRIP was suspended as of February 1, 2012, but was re-instated as of September 30, 2012.

(ii)     Repurchase and cancellation of shares and debentures
During the 12 month period commencing February 14, 2013 and ending February 13, 2014, Just Energy has approval to make a normal course issuer bid (“NCIB”) to purchase up to 10,000,000 common shares.  Just Energy commenced another NCIB on February 22, 2013 with an expiration of February 21, 2014 for the 6% convertible extendible unsecured subordinated debentures due June 30, 2017 (the “6% $330 million debentures”) and the 5.75% convertible unsecured subordinated debentures due September 30, 2018 (the “5.75% $100 million debentures”).  Under the NCIB, Just Energy may purchase such convertible debentures, up to $33,000 of the 6% $330 million convertible extendible unsecured subordinated debentures and $10,000 of the 5.75% $100 million debentures.   No shares or convertible debentures have been purchased yet under these plans.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.	LONG-TERM DEBT AND FINANCING
	September 30, 2013	March 31, 2013
Credit facility (a)	$133,970	$110,121
Less: debt issue costs (a)	(46)	(427)
$105 million senior unsecured note (b)	105,000	105,000
Less: debt issue costs (b)	(6,774)	(7,335)
TGF credit facility (c)(i)	28,571	28,571
TGF debentures (c)(ii)	39,897	37,645
NHS financing (d)	272,191	257,427
$90 million convertible debentures (e)	88,411	87,610
$330 million convertible debentures (f)	301,132	297,928
$100 million convertible debentures (g)	88,485	87,579
HES financing (h)
Credit facility	11,591	11,431
Construction loan	2,995	9,776
Term loan	11,043	-
Less: debt issue costs	(3,297)	(1,884)
Capital leases (i)	341	472
	1,073,510	1,023,914
Less: transfer of discontinued operations	(68,468)	(66,216)
Less: current portion	(285,737)	(162,474)
	$719,305	$795,224

Future annual minimum repayments are as follows:
	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$133,970 1	$-	$-	$-	$133,970
$105 million senior unsecured note (b)	-	-	105,000	-	105,000
NHS financing (d)	48,523	95,959	74,457	53,252	272,191
$90 million convertible debentures (e)	90,000	-	-	-	90,000
$330 million convertible debentures (f)	-	-	330,000	-	330,000
$100 million convertible debentures (g)	-	-	100,000	-	100,000
HES financing - Credit facility (h)	11,591	-	-	-	11,591
HES financing - Construction loan (h)	2,756	-	-	-	2,756
HES financing - Solar term loan (h)	239	538	630	9,875	11,282
Capital leases (i)	247	94	-	-	341
	$287,326	$96,591	$610,087	$63,127	$1,057,131

1On October 2, 2013, Just Energy reached an agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years from the closing date of October 2, 2013.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the three and six ended September 30. Interest is expensed at the effective interest rate.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Credit facility (a)	$3,460	$4,878	$6,799	$8,072
$105 million senior unsecured note (b)	2,824	-	6,086	-
NHS financing (d)	4,983	3,312	9,857	6,332
$90 million convertible debentures (e)	1,752	1,722	3,500	3,440
$330 million convertible debentures (f)	6,582	6,448	13,104	12,840
$100 million convertible debentures (g)	1,891	1,854	3,781	3,708
HES financing (h)	742	136	1,543	136
Capital lease interest (i)	19	23	34	72
Unwinding of discount on provisions	73	63	142	146
	$22,326	$18,436	$44,846	$34,746

(a)
As at September 30, 2013, Just Energy has a $370 million credit facility to meet working capital requirements. On October 2, 2013 (“the closing date”), Just Energy reached an agreement with its syndicate of lenders to renew and extend its revolving credit facility for a period of two years from the closing date. Based on projected operating requirements, the line has been set at $300 million with an option for Just Energy to draw up to $340 million between the closing date and February 28, 2014. The pricing of the renewed facility is the same as that of the previous extension. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Bank of Nova Scotia, The Toronto-Dominion Bank, HSBC Bank Canada and Alberta Treasury Branches.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2013, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at September 30, 2013, Just Energy had drawn $133,970 (March 31, 2013 - $110,121) against the facility and total letters of credit outstanding amounted to $126,175 (March 31, 2013 - $115,466).  As at September 30, 2013, unamortized debt issue costs relating to the facility are $46 (March 31, 2013 - $427). As at September 30, 2013, Just Energy has $109,855 of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES, TGF and the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement.   During the six months ended September 30, 2013, certain financial covenants were amended to accommodate the growth of the business. As at September 30, 2013, all of these covenants had been met.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)
On December 12, 2012, the Company issued $105,000 in senior unsecured notes (“$105,000 senior unsecured note”) bearing interest at 9.75% and maturing in June 2018.  As at September 30, 2013, unamortized debt issue costs are $6,774. These costs will be charged to operations as finance costs over the term of the debt. The $105,000 senior unsecured note is subject to certain financial and other covenants.  As at September 30, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of the senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the UK operations.

	Three Months ended	Six months ended
	September 30, 2013	September 30, 2013

Sales	817,578	1,533,464
Gross margin	111,401	216,483
Finance costs	16,600	33,445
Profit for the period	128,652	180,968
Non-cash financing costs	3,017	6,397
Intercompany interest charges	-	18,148
Share-based compensation	1,385	3,124
Income tax paid (recovered)	(131)	181
Dividends paid from unrestricted subsidiaries	-	-

(c)	The debt obligations of TGF, have been reclassified to liabilities relating to assets held for sale and currently comprise the following separate facilities:

(i)	TGF credit facility
A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility represents a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital.  As at September 30, 2013, the amount owing under this facility amounted to $28,571. Pursuant to a forbearance agreement dated as of June 1, 2013, the lenders have agreed that TGF shall not be required to make any principal payments until December 31, 2013. The lenders have no recourse to Just Energy or any other subsidiary of Just Energy.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity.  The maturity date has been extended to May 15, 2014 with a call right any time after April 1, 2013. Pursuant to a waiver and forbearance agreement made as of June 24, 2013, the debenture holders have agreed to waive any principal and interest payments to and including January 1, 2014. As at September 30, 2013, the amount owing under this debenture agreement amounted to $39,897.  The debenture holders have no recourse to Just Energy or any other subsidiary to Just Energy.

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)
TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown in Note 5 as bank indebtedness, TGF has total letters of credit issued of $250.

(d)
NHS has a long-term financing agreement for the funding of new and existing rental water heater and furnace and air conditioner contracts. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the five, seven or ten years. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision, of 3% to 5%.  Once all obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS has $243,156 owing under this agreement, including $9,299 relating to the holdback provision, recorded in non-current receivables.

NHS assumed debt, relating to the acquisition of customer contracts in the prior year.  The current outstanding debt of $29,035 bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August of 2022.  NHS has $2,168 in restricted cash as at September 30, 2013 related to this debt.

NHS is required to meet a number of non-financial covenants under these agreements.  As at September 30, 2013, all of these covenants had been met.

(e)
In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.  This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year.  Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 41.23 common shares, representing a conversion price of $24.25 per common share as at September 30, 2013. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith.  During the six months ended September 30, 2013, interest expense amounted to $3,500.

Prior to the maturity date, the $90 million convertible debentures are redeemable in whole or in part at a price equal to the principal amount thereof plus accrued and unpaid interest at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(f)
  Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.  During the period ended September 30, 2013, interest expense amounted to $13,104. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred.  On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

(g)
Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”), which was used to purchase Fulcrum.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

(h)
Effective August 2012, HES through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014 with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. As at September 30, 2013, HES had drawn $11,591 and had unamortized debt issue costs relating to the facility of $ 758.

HES, through a subsidiary, has entered into an arrangement providing access to construction loans to fund certain specified projects.  As at September 30, 2013, HES has $ 2,995 owing under these loans and had unamortized debt issue costs of $ 505.  The construction loans bear interest at 10% and are due upon completion of the underlying solar projects.  Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor.  The term loan to be received will bear interest at 8% and mature in six years.  The investment will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded.

As at September 30, 2013, HES has $11,043 owing under term loans used to satisfy prior construction loans and has unamortized debt issue costs of $2,034.  The term loan bears interest at 8% and matures between May and June 2019.  In addition, during the six months ended September 30, 2013, HES received $9,949 from an institutional investor under this arrangement.  The proceeds received have been recorded as a contribution from a non-controlling interest.  The minority shareholder has approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(i)
The Company, through its subsidiaries, leases certain computer and office equipment and software.  These financing arrangements bear interest at rates ranging from 0% to 29% and mature between October 1, 2013 and January 31, 2015.

11.	INCOME TAXES

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Current income tax expense	$354	$521	$315	$778
Deferred tax expense	3,317	6,374	7,514	38,814
Provision for income taxes	$3,671	$6,895	$7,829	$39,592

12.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Amortization of gas contracts	$2,059	$3,930	$4,119	$7,889
Amortization of electricity contracts	1,640	9,360	3,276	18,831
Amortization of acquired water heaters and HVAC contracts	1,131	411	2,185	825
Amortization of other intangible assets	7,984	7,985	15,772	15,914
Amortization of property, plant and equipment	1,115	1,214	2,194	2,305
Bad debt expense	11,883	7,714	21,715	16,354
Share-based compensation (i)	1,464	3,156	3,301	6,388
	$27,276	$33,770	$52,562	$68,506

(i)
During the six months ended September 30, 2013, the Company issued approximately 520,000 restricted share grants, performance bonus grants and deferred share grants to employees and directors.  These share-based payments had a grant date fair value of approximately $6.51 and will be expensed over their vesting period, which is approximately three years.  These equity instruments are valued based on the grant date value of the underlying shares. Performance bonus grants (“PBGs”) are a new share-based compensation plan.  PBGs have all the same characteristics as restricted share grants except Just Energy can elect that, holders of PBGs receive cash or common shares when their PBGs are vested.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Amortization and cost of inventories included in cost of sales in the interim condensed consolidated statements of income (loss)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Amortization	$3,411	$2,219	$7,288	$4,279
Direct energy costs and other	721,102	596,685	1,343,934	1,138,305
	$724,513	$598,904	$1,351,222	$1,142,584

(c)	Included in change in fair value of derivative instruments

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Amortization of gas contracts	$2,514	$3,215	$5,028	$6,434
Amortization of electricity contracts	1,138	10,216	2,274	20,503

(d)	Employee benefits expense

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Wages, salaries and commissions	$52,626	$51,821	$110,083	$110,826
Benefits	5,423	4,332	11,068	9,338
	$58,049	$56,153	$121,151	$120,164

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

13.	REPORTABLE BUSINESS SEGMENTS

Effective April 1, 2013, Just Energy revised its reportable segments to include the following: consumer energy marketing, commercial energy marketing, ethanol (TGF), home services (NHS) and solar (HES).  Previously Just Energy presented its reportable segments to include gas energy marketing, electricity energy marketing, home services and other. This revised presentation is consistent with the organizational alignment and management structure.  This change reflects the Company’s evolution to attract a more diverse client base consisting of both consumer and commercial customers.  This change in segment reporting had no impact on the Company’s interim condensed consolidated statements of financial position, income (loss) or cash flows for the periods.  The prior year segmented disclosure has been restated to conform to the current period presentation.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

The following tables present Just Energy’s results by operating segments:

For the three months ended September 30, 2013

	Consumer	Commercial
	division	division		Ethanol		Home services		Solar		Consolidated

Sales	$433,872		$399,838		$-		$18,198		$1,105		$853,013
Gross margin	80,765		32,750		-		14,282		703		128,500
Amortization of property, plant
and equipment	805		240		-		70		-		1,115
Amortization of intangible assets	5,390		6,292		-		1,132		-		12,814
Administrative expenses	21,613		7,741		-		5,638		225		35,217
Selling and marketing expenses	33,993		11,422		-		2,547		-		47,962
Other operating expenses	11,575		1,692		-		80		-		13,347
Operating profit for the
period	$7,389		$5,363		$-		$4,815		$478		$18,045
Finance costs	(5,965)		(10,635)		-		(4,983)		(743)		(22,326)
Change in fair value of derivative
instruments	(88,743)		(13,945)		-		-		(1,096)		(103,784)
Proportionate share of loss from joint venture	(2,678)		-		-		-		-		(2,678)
Other income (loss)	108		(89)		-		-		-		19
Recovery of (provision for) income taxes	(3,616)		(287)		-		232		-		(3,671)
Profit (loss) for the period	$(93,505)	-	(19,593)	-	-	-	64	-	(1,361)	-	(114,395)
Discontinued operations	-		-		2,875		-		-		2,875
Profit (loss) for the period	(93,505)		(19,593)		2,875		64		(1,361)		(111,520)
Capital expenditures	$106	-	147	-	-	-	8,340	-	1,863	-	10,456

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2012

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$322,865	$378,211	$-	$11,996	$118	$713,190
Gross margin	66,901	38,031	-	9,236	118	114,286
Amortization of property, plant
and equipment	758	320	-	55	81	1,214
Amortization of intangible assets	5,202	16,072	-	411	1	21,686
Administrative expenses	21,742	6,921	-	4,231	496	33,390
Selling and marketing expenses	34,952	14,045	-	1,271	-	50,268
Other operating expenses	9,258	1,200	-	412	-	10,870
Operating profit (loss) for the
period	$(5,011)	$(527)	$-	$2,856	$(460)	$(3,142)
Finance costs	(5,958)	(9,028)	-	(3,314)	(136)	(18,436)
Change in fair value of derivative
instruments	44,801	7,531	-	130	-	52,462
Proportionate share of loss from Joint Venture	(2,701)	-	-	-	-	(2,701)
Other income (loss)	2,649	27	-	(2)	2	2,676
Recovery of (provision for) income taxes	(13,487)	7,361	-	(769)	-	(6,895)
Profit (loss) from continued operations	20,293	5,364	-	(1,099)	(594)	23,964
Discontinued operations	-	-	(877)	-	-	(877)
Profit (loss) for the period	$20,293	$5,364	$(877)	$(1,099)	$(594)	$23,087
Capital expenditures	$125	$114	$-	$8,953	$20,965	$30,157

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2013

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$847,192	$714,574	$-	$35,046	$2,324	$1,599,136
Gross margin	151,081	68,368	-	27,267	1,198	247,914
Amortization of property, plant
and equipment	1,537	520	-	137	-	2,194
Amortization of intangible assets	11,024	12,142	-	2,186	-	25,352
Administrative expenses	43,953	15,209	-	11,050	1,025	71,237
Selling and marketing expenses	65,771	28,511	-	6,100	-	100,382
Other operating expenses	20,212	4,626	-	178	-	25,016
Operating profit for the
period	$8,584	$7,360	$-	$7,616	$173	$23,733
Finance costs	(13,263)	(20,182)	-	(9,857)	(1,544)	(44,846)
Change in fair value of derivative
instruments	(106,393)	(17,416)	-	-	2,866	(120,943)
Proportionate share of loss from joint venture	(4,790)	-	-	-	-	(4,790)
Other income (loss)	668	(158)	-	-	-	510
Provision for income taxes	(6,133)	(1,081)	-	(615)	-	(7,829)
Loss from continuing operations	$(121,327)	$(31,477)	$-	$(2,856)	$1,495	$(154,165)
Discontinued operations	-	-	696	-	-	696
Profit (loss) for the period	$(121,327)	$(31,477)	$696	$(2,856)	$1,495	$(153,469)
Capital expenditures	$581	$579	$-	$17,364	$5,574	$24,098
Total goodwill	$213,181	$44,140	$-	$283	$-	$257,604
Total assets	$729,953	$333,219	$73,401	$283,996	$112,920	$1,533,489
Total liabilities	$1,027,820	$421,703	$72,871	$308,960	$36,111	$1,867,465

33.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$647,532	$699,953	$-	$22,920	$122	$1,370,527
Gross margin	134,244	75,862	-	17,715	122	227,943
Amortization of property, plant
and equipment	1,481	620	-	112	92	2,305
Amortization of intangible assets	10,331	32,302	-	825	1	43,459
Administrative expenses	44,409	13,644	-	8,023	1,152	67,228
Selling and marketing expenses	78,264	28,218	-	2,352	-	108,834
Other operating expenses	17,415	4,415	-	912	-	22,742
Operating profit (loss) for the
period	$(17,656)	$(3,337)	$-	$5,491	$(1,123)	$(16,625)
Finance costs	(10,303)	(17,972)	-	(6,335)	(136)	(34,746)
Change in fair value of derivative
instruments	327,718	118,810	-	(175)	-	446,353
Proportionate share of loss from joint venture	(3,860)	-	-	-	-	(3,860)
Other income (loss)	3,303	(25)	-	-	1,700	4,978
Provision for income taxes	(9,232)	(4,070)	-	(26,290)	-	(39,592)
Profit (loss) from continued operations	289,970	93,406	-	(27,309)	441	356,508
Discontinued operations	-	-	(4,782)	-	-	(4,782)
Profit (loss) for the period	$289,970	$93,406	$(4,782)	$(27,309)	$441	$351,726
Capital expenditures	$1,103	$1,002	$-	$18,104	$34,275	$54,484
As at March 31, 2013
Total goodwill	$212,572	$43,527	$-	$283	$-	$256,382
Total assets	$800,271	$276,835	$77,439	$266,933	$107,464	$1,528,942
Total liabilities	$955,055	$307,678	$77,439	$294,401	$33,426	$1,667,999

34.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Sales from external customers

	For the three months	For the three months	For the six months	For the six months
	ended September 30, 2013	ended September 30, 2012	ended September 30, 2013	ended September 30, 2012

Canada	$143,628	$160,116	$309,141	$338,148
United States	700,011	552,842	1,274,456	1,032,147
United Kingdom	9,374	232	15,539	232
Total sales per
interim consolidated statements of income (loss)	$853,013	$713,190	$1,599,136	$1,370,527

The sales are based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:
	As at September 30, 2013	As at March 31, 2013
Canada	$388,564	$391,420
United States	304,911	312,823
United Kingdom	1,167	1,093
Total	$694,642	$705,336

35.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

14.           EARNINGS (LOSS) PER SHARE

	For the three		For the three		For the six		For the six
	months ended		months ended		months ended		months ended
	September 30,		September 30,		September 30,		September 30,
	2013		2012		2013		2012
Basic earnings (loss) per share
Profit (loss) from continuing operations	$(114,395)		$23,964		$(154,165)		$356,508
Profit (loss) available to shareholders	(111,312)		23,596		(153,136)		352,068
Basic shares outstanding	142,858,118		139,383,216		142,565,083		139,367,769
Basic earnings (loss) per share from continuing operations	$(0.80)		$0.17		$(1.08)		$2.56
Basic earnings (loss) per share available to shareholders	$(0.78)		$0.17		$(1.07)		$2.53

Diluted earnings (loss) per share
Profit (loss) from continuing operations	$(114,395)		$23,964		$(154,165)		$356,508
Profit (loss) available to shareholders	(111,312)		23,596		(153,136)		352,068
Adjustment for dilutive impact of convertible debentures	7,562	1	7,302	1	15,067	1	14,552
Adjusted earnings (loss) from continuing operations	$(106,833)		$31,266		$(139,098)		$371,060
Adjusted earnings (loss) available to shareholders	$(103,750)		$30,898		$(138,069)		$366,620
Basic shares outstanding	142,858,118		139,383,216		142,565,083		139,367,769
Dilutive effect of:
Restricted share grants	3,900,911		3,732,826		3,982,649		3,722,903
Deferred share grants	154,780		146,452		161,918		146,161
Convertible debentures	27,646,914	1	27,170,657	1	27,646,914	1	27,170,657
Shares outstanding on a diluted basis	174,560,723		170,433,151		174,356,564		170,407,490
Diluted earnings (loss) per share from continuing operations	$(0.80)		$0.17		$(1.08)		$2.18
Diluted earnings (loss) per share available to shareholders	$(0.78)		$0.16		$(1.07)		$2.15
1 The assumed conversion into shares results in an anti-dilutive position; therefore, this conversion has not been included in computation of diluted earnings (loss) per share.

15.	DIVIDENDS PAID AND PROPOSED

For the three months ended September 30, 2013, dividends of $0.21 (2012 - $0.31) per share were declared by Just Energy. These dividends amounted to $30,850 (2012 - $44,409), which was approved throughout the period by the Board of Directors and was paid out during the quarter. For the six months ended September 30, 2013, dividends of $0.42 (2012 - $0.62) per share were declared and paid by Just Energy. This amounted to $61,606 (2012 - $88,799), which was approved throughout the period by the Board of Directors and was paid out during the period.

36.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Declared dividends subsequent to quarter end
On October 3, 2013, the Board of Directors of Just Energy declared a dividend in the amount of $0.07 per common share ($0.84 annually).  The dividend was paid on October 31, 2013 to shareholders of record at the close of business on October 15, 2013.

On November 4, 2013, the Board of Directors of Just Energy declared a dividend in the amount of $0.07 per common share ($0.84 annually).  The dividend will be paid on November 29, 2013 to shareholders of record at the close of business on November 15, 2013.

16.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2013

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Premises and equipment leasing	$7,629	$11,808	$7,895	$5,458	$32,790
Royalty payments	-	2,244	9,477	34,061	45,782
Long-term gas and electricity contracts	1,335,087	1,141,545	229,805	10,803	2,717,240
	$1,342,716	$1,155,597	$247,177	$50,322	$2,795,812

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.  Royalty payments represent the future payments NHS is required to make on revenue earned on its current installed base.  Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with various entities, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2013 was $35,000.

As at September 30, 2013, Just Energy had total letters of credit outstanding in the amount of $126,175 (Note 10(a)).

17.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.

38.